UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+1 (929) 666-0683

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On April 6, 2026, High-Trend International Group (the “Registrant” or the “Company”) announced that it would hold a meeting of the holders of class A ordinary shares, $0.0025 par value per share (the “Class A Shares”) (the “Class A Meeting”) on May 7, 2026, immediately followed by an extraordinary general meeting of the shareholders (the “General Meeting,” together with the Class A Meeting, the “Meetings.”) Shareholders of record who hold Class A Shares at the close of business on April 6, 2026 will be entitled to notice of and to vote at the Class A Meeting and any postponements or adjournments thereof. Shareholders of record who hold Class A Shares and class B ordinary shares, $0.0025 par value per share, at the close of business on April 6, 2026, will be entitled to notice of and to vote at the General Meeting and any postponements or adjournments thereof.

In connection with the Meetings, the Company hereby furnishes the following documents:

Attached as Exhibit 3.1 to this Report is the proposed Fourth Amended and Restated Memorandum and Articles of Association, to be voted on at the General Meeting.

Attached as Exhibit 99.1 to this Report is the Notice of the Meeting for the Class A Meeting, together with the Form of Proxy Card for use in connection with the Class A Meeting.

Attached as Exhibit 99.2 to this Report is the Notice of the Meeting for the General Meeting, together with the Form of Proxy Card for use in connection with the General Meeting.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Proposed Fourth Amended and Restated Memorandum and Articles of Association
99.1	Notice of Meeting of Holders of Class A Ordinary Shares
99.2	Notice of Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2026	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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